Exhibit 99.1

SPI Energy Co., Ltd. Announces Completion of 700 kW Rooftop Solar Project in Sacramento, CA with AES Distributed Energy, Inc.

SHANGHAI, October 27, 2016 — SPI Energy Co., Ltd. (“SPI Energy” or the “Company”) (Nasdaq: SPI), a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors, today announced that it, through its wholly owned subsidiary, SPI Solar, Inc. (“SPI Solar”), has completed a rooftop solar project totaling 700 kW with AES Distributed Energy, Inc. (“AES DE”), a developer, owner, and operator of solar PV projects and a subsidiary of the AES Corporation (NYSE: AES). The project is located in Sacramento, California at the Golden 1 Center, the world’s first LEED Platinum Indoor arena and the home of the National Basketball Association’s Sacramento Kings.

“The successful development and completion of the Sacramento Kings project is another strong testament to our reliable and high quality products,” said Xiaofeng Peng, Chairman and CEO of SPI Energy. “We are delighted to witness the Golden 1 Center become the first indoor arena in the world to be fully powered by solar energy. We are pleased to be working with AES DE on this project, and we expect the partnership to continue as we develop more solar projects in the region and throughout the nation.”

“We are excited to be a part of this innovative project that showcases how our nation’s sports and entertainment venues can offer environmentally sustainable solutions,” said Woody Rubin, President of AES Distributed Energy. “Our team is honored to partner with the Sacramento Kings and SPI Energy to deliver the benefits of renewable energy.”

About SPI Energy Co., Ltd.

SPI Energy Co., Ltd. is a global provider of photovoltaic (PV) solutions for business, residential, government and utility customers and investors. SPI Energy focuses on the downstream PV market including the development, financing, installation, operation and sale of utility-scale and residential solar power projects in China, Japan, Europe and North America. The Company operates an innovative online energy e-commerce and investment platform, www.solarbao.com, which enables individual and institutional investors to purchase innovative PV-based investment and other products; as well as www.solartao.com, a B2B e-commerce platform offering a range of PV products for both upstream and downstream suppliers and customers. The Company has its operating headquarters in Shanghai and maintains global operations in Asia, Europe, North America and Australia.

For additional information visit: www.spisolar.com, www.solarbao.com or www.solartao.com.

About AES Distributed Energy, Inc.

AES Distributed Energy brings reliable and affordable solar power to schools, municipalities, utilities, and private-sector commercial entities. The Company develops, owns and operates distributed generation solar PV projects. The partnerships with EPC contractors, equipment manufacturers and project financiers enable them to build and structure turnkey, distributed solar PV solutions that require no upfront capital outlay. AES Distributed Energy has over 100 MW of distributed generation solar PV projects in operation or under construction in the US with an additional 100+ MW in development.

To learn more, please visit www.aesdistributedenergy.com.

Safe Harbor Statement

This release contains certain “forward-looking statements.” These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially. All forward-looking statements included in this release are based upon information available to the Company as of the date of this release, which may change, and the Company undertakes no obligation to update or revise any forward-looking statements, except as may be required under applicable securities law.

For investors and media inquiries please contact:

Investor Relations Department

SPI Energy Co., Ltd.

ir@spisolar.com

+86 21 8012 9135

Tony Tian, CFA
Weitian Group LLC
tony.tian@weitian-ir.com

+1 732 910 9692